EXHIBIT 21.2

SUBSIDIARIES OF THE HIGASHI-NIPPON BANK, LIMITED

Name	Jurisdiction of Incorporation or Formation
The Higashi-Nippon Business Service Co., Ltd.	Japan
The Higashi-Nippon Guarantee Service Co., Ltd.	Japan
The Higashi-Nippongin JCB CARD Co., Ltd.	Japan